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                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                                (Amendment No. 5)

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               AT HOME CORPORATION
                            -------------------------
                                (Name of Issuer)

                SERIES A COMMON STOCK, PAR VALUE $0.01 PER SHARE
                        --------------------------------
                         (Title of Class of Securities)

                                    045919101
                               ------------------
                                 (CUSIP Number)

                             MARILYN J. WASSER, ESQ.
                       VICE PRESIDENT -- LAW AND SECRETARY
                                   AT&T CORP.
                             295 NORTH MAPLE AVENUE
                           BASKING RIDGE, NJ 07920
                                 (908) 221-2000

                        -------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  May 18, 2001
                            ------------------------
           (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ].


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





      This Amendment No. 5 amends the Schedule 13D originally filed on March 19, 1999 (as amended by Amendment No. 1 filed on March 30, 2000, Amendment No. 2 filed on September 5, 2000, Amendment No. 3 filed on January 12, 2001 and Amendment No. 4 filed on April 19, 2001, the "Schedule 13D") by AT&T Corp. ("AT&T") and relates to shares of Series A common stock, par value $0.01 per share (the "Series A Common Stock"), of At Home Corporation, a Delaware corporation ("Excite@Home" or the "Issuer"). The Issuer's principal executive offices are located at 425 Broadway Street, Redwood City, CA 94063. Pursuant to Rule 13d-3 under the Exchange Act, this Amendment No. 5 also relates to the shares of Series A Common Stock issuable upon conversion of shares of the Series B common stock, par value $0.01 per share ("Series B Common Stock"), of Excite@Home. Capitalized terms used without definition in this Amendment No. 5 shall have the respective meanings ascribed to them in the Schedule 13D. References to "herein" and "hereof" are references to the Schedule 13D, as amended by this Amendment No. 5.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      Item 3 of the Schedule 13D is hereby amended by adding the following to the end thereof:

      On May 18, 2001, AT&T, Cox and Cox@Home, Inc., a wholly owned subsidiary of Cox ("Cox@Home"), entered into a share issuance agreement (the "Cox Share Issuance Agreement") and completed the transactions contemplated by the Cox Share Issuance Agreement. Pursuant to the Cox Share Issuance Agreement, AT&T issued 75 million shares of AT&T common stock to Cox@Home. As a result of this transaction, the Put granted to Cox under the Letter Agreement, which was exercised on January 11, 2001, has been satisfied in full. AT&T will not acquire any Series A Common Stock in this transaction. AT&T granted Cox@Home limited registration rights with respect to the AT&T common stock issued to Cox@Home.

      Also on May 18, 2001, AT&T and Comcast PC Investments Inc., a wholly owned subsidiary of Comcast ("Comcast PC"), entered into a share issuance agreement (the "Comcast Share Issuance Agreement"), pursuant to which AT&T agreed to issue shares of AT&T common stock to Comcast PC. The exact number of shares of AT&T common stock to be issued to Comcast PC will depend on recent trading prices of AT&T common stock and of Series A Common Stock at the time of closing, but it is expected to be in excess of 80 million shares of AT&T common stock. It is expected that the transactions contemplated by the Comcast Share Issuance Agreement will be completed in June 2001, at which time the Put granted to Comcast under the Letter Agreement, which was exercised on January 11, 2001, will be fully satisfied. AT&T will not acquire any Series A Common Stock in this transaction. AT&T will grant Comcast PC limited registration rights with respect to the AT&T common stock to be issued to Comcast PC at the closing.

      The foregoing descriptions of the Cox Share Issuance Agreement and the Comcast Share Issuance Agreement are qualified in their entirety by reference to the text of each of the Cox Share Issuance Agreement and the Comcast Share Issuance Agreement, which are filed as Exhibit 1 and Exhibit 2, respectively, to this Amendment No. 5 and are incorporated herein by reference.

      On May 18, 2001, AT&T issued a press release announcing and describing the transactions contemplated by the Comcast Share Issuance Agreement and the Cox Share Issuance Agreement. The press release is filed as Exhibit 3 to this Amendment No. 5 and is incorporated herein by reference.

ITEM 4.  PURPOSE OF TRANSACTION.

      Item 4 of the Schedule 13D is hereby amended by incorporating and repeating at the end thereof the response to Item 3 set forth above in this Amendment No. 5.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

      Item 6 of the Schedule 13D is hereby amended by incorporating and repeating at the end thereof the response to Item 3 set forth above in this Amendment No. 5.



ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

       1. Share Issuance Agreement, dated May 18, 2001, among AT&T Corp., Cox Communications, Inc. and Cox@Home, Inc.

       2. Share Issuance Agreement, dated May 18, 2001, between AT&T Corp. and Comcast PC Investments Inc.

       3.   Press Release, dated May 18, 2001 (incorporated by reference to
            Exhibit 99.1 to the Current Report on Form 8-K filed by AT&T on May 22, 2001).






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                                   SIGNATURES

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 21, 2001

                                    AT&T CORP.

                                    By: /s/ Robert S. Feit
                                       -------------------------------
                                    Name: Robert S. Feit
                                    Title: General Attorney and
                                           Assistant Secretary



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                                INDEX OF EXHIBITS


Exhibit No.   Item
-----------   ----

     1. Share Issuance Agreement, dated May 18, 2001, among AT&T Corp., Cox Communications, Inc. and Cox@Home, Inc.

     2. Share Issuance Agreement, dated May 18, 2001, between AT&T Corp. and Comcast PC Investments Inc.

     3.       Press Release, dated May 18, 2001 (incorporated by reference to
              Exhibit 99.1 to the Current Report on Form 8-K filed by AT&T on May 22, 2001).






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